Recycline, Inc.

preserve

ANNUAL REPORT

657 Main Street

Waltham, MA 02451

(888) 354-7296

https://www.preserve.eco/

This Annual Report is dated April 9, 2025.

BUSINESS

Recycline, Inc. (d.b.a. "Preserve" or the "Company") is a C-Corporation organized under the laws of the state of Massachusetts, and in existence since January 1, 1996. Preserve is also a certified B-Corporation, and is one of the leading sustainable consumer goods companies that produces stylish, eco-friendly household and personal care products, as well as products for food service, all made in the USA. As of March 2025, Preserve has 8.3 FTE employees.

Preserve's business model is centered on reducing the environmental impact of consumer goods by producing products that require lower carbon emissions, lead to less consumption and waste, and protect our oceans.
By using recycled materials, plant-based bioplastics, and ocean-diverted plastics, Preserve seeks to create an ethos of reuse, recycling, and composting in the consumer products marketplace, a sector that is responsible for more than 25% of total U.S. emissions.

Preserve's products can be found in thousands of retail and food service locations across the US and the company has achieved over $100M in sales since its founding.

Preserve has achieved many awards for being a sustainable products company trailblazer, including ten years as Best for the Earth, through the B Corp awards system.

Preserve maintains four U.S. trademarks for the name Preserve, in support of all product lines, as well as trademarks for Gimme 5, Preserve2Go and Shave5. Preserve also maintains some form of trademark protection for the name Preserve for our products in four foreign countries, as well as the European Union. All of these trademarks are owned fully by Preserve.

Preserve holds patent# US 10,413,089 B2 for the Preserve cutlery dispenser which is a key component of Preserve's food service division. This patent is held by Eric Hudson, Preserve Founder & CEO, John Lively, Preserve COO, and Mohan Rajasekaran, General Manager at EVO Design, Preserve's primary design partner.

Previous Offerings

Type of security sold: Reg CF

Final amount sold: $195,131.25

Use of proceeds: Given Preserve did not raise the $1.2M it had planned which was what our sources and uses for our Crowdfunding raise was created for, the approximately $160K net from the raise was used to support sales management and reporting both in our physical retail and food service channels as well as working capital for general operations.

Date: June 26, 2023

Offering exemption relied upon: Reg CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Below is a summary of 2024 financials vs 2023:

Summary
- Revenues: $8.37M, down 6.7% from 2023.
- Net Income: loss of $404k, 12% better than the 2023 loss of $459k.
- EBITDA: $218k, down 24% over 2023.
- Operating Cash Flow: ($130k), $346k increase compared to 2023.

Revenue
- Revenue was $8.37M, down 6.7% from 2023.
- Oral Care sales were $3.1M, up 9% from 2023.
- Food Service sales were $3.4M, down 7.5%.
- Shaving sales were $1.4M, down 23%.
- Tableware and Food Storage, two non-core product lines, were both down 31% and 22%, respectively due to de-prioritization of these lines.

Cost of Goods Sold and Margins
- Overall company product margin was 29%, up 1 percentage point from 2023.
- Oral Care margin remained at 39%.
- Shave margin was 49%, up 2 percentage points.
- Food Service margin was flat at 25%.

Expenses
- Total Operating expense was $2.71M, down $146k, or 5%.
- Sales expense decreased 7%, down $91k, to $1.3M; freight spending was down $186k, half of which was offset by increases in sales trade promotions and slotting fees.
- Marketing expense was up 12.5% from 2023, to $375k; increases came from labor, online marketing, and royalty costs with Amazon.
- Product Management expense was down 32% to $263k; significant decreases were from labor cost, R&D and royalties.
- G&A expense was up 5% to $780k, due to increases in labor, professional fees, dues.

Net Income was a loss of $404k, 12% better than the 2023 loss of $459k.

Balance Sheet
- The Balance Sheet decreased to $2.8M, down $1.1M.
- Accounts Receivable was down 56% to $564k.
- Inventory was up slightly to $1.9M.
- Fixed Assets decreased by $500k, with only $154k of equipment depreciation remaining.
- Accounts Payable was down $357k from prior year.
- Overall debt decreased by $175k to $4.2M.
- Paid in Capital remained the same at $4.2M.

Discussion:

Both of our retail channels performed well, with physical achieving #1 positions and ecommerce growing well. In Food Service we saw declines that were mostly due to reduced traffic at our number one customer Whole Foods Market and the lack of landing any new significant business.

While the lack of food service growth is unfortunate, it is not indicative of real concerns about the market or Preserve's position.

Strength in Retail is demonstrated by market research reports showing Preserve as #1 in velocity in both toothbrushes and razors in the natural channel. As well, our Ecommerce division continues strong growth at Amazon.

With improved gross margin and controlled expenses, in 2024 Preserve posted positive operating cash flow and a reduction in debt. Our revenue per employee in 2024 was approximately $800K.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $48,332.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Shareholder Loan 1
Amount Owed: $135,000.00
Interest Rate: 0.0%
Maturity Date: July 01, 2027

Creditor: Shareholder Loan 2
Amount Owed: $200,000.00
Interest Rate: 0.0%
Maturity Date: July 01, 2027

Creditor: Shareholder Loan 3
Amount Owed: $75,000.00
Interest Rate: 7.5%
Maturity Date: July 01, 2027

Creditor: JK Trust Loan
Amount Owed: $146,667
Interest Rate: 4.13%
Maturity Date: September 29, 2028

Creditor: ECH Trust Loan
Amount Owed: $1,025,000.00
Interest Rate: 0.0%
Maturity Date: July 01, 2027

Creditor: JK Trust Loan
Amount Owed: $250,000.00
Interest Rate: 0.0%
Maturity Date: July 01, 2027

Creditor: Kabbage
Amount Owed: $37,217
Interest Rate: 10%
Maturity Date: April 27, 2025

Creditor: 2019 Convertible Note
Amount Owed: $1,246,500.00
Interest Rate: 4.5%
Maturity Date: July 31, 2025

Creditor: SBA - Disaster Recovery
Amount Owed: $500,000.00
Interest Rate: 3.75%
Maturity Date: May 22, 2050

Creditor: JK Loan
Amount Owed: $350,000.00
Interest Rate: 3.0%
Maturity Date: July 01, 2027

Creditor: Closed Loop Fund
Amount Owed: $234,498
Interest Rate: 3.5%
Maturity Date: August 31, 2026

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Our directors and executive officers as of the date hereof, are as follows:

Name: Eric Hudson
Eric Hudson's current primary role is with the Issuer. Positions and offices currently held with the issuer:
Position: Founder & CEO
Dates of Service: January, 1996 - Present
Responsibilities: Eric Hudson, as the Chief Executive Office, leads the Preserve team and works to map and form the company's strategic plan with the Preserve Board and management team. Eric also leads partnership and business development and works closely with all department heads, from sales to marketing, finance and operations/supply chain in week to week execution of Preserve's business imperatives.
Salary & Equity Compensation: $85,000 annual salary; no annual equity compensation. Owns 955,471 shares and owns

warrants for 16,650 shares.

Name: Anubhav Goel
Anubhav Gael's current primary role is with SPINS. Anubhav Goel currently serves 0.5 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Board Member
Dates of Service: June, 2019 - Present
Responsibilities: Meets at least four times a year with fellow board members to review management key initiatives and advise on Preserve's strategic direction, in particular as it relates to financing and governance matters. Salary & Equity Compensation: No annual salary; Preserve board members receive equity options under a two-year contract; owns options for 98,107 shares.

Other business experience in the past three years:
Employer: SPINS
Title: Chief Customer Officer
Dates of Service: April 2024- Present
Responsibilities: In his role as Chief Customer Officer, Anubhav Goel designs and oversees delivery of the SPINS customer experience

Other business experience in the past three years:
Employer: SPINS
Title: Chief Solutions Officer
Dates of Service: May, 2022 - April 2024
Responsibilities: In his role as Chief Solutions Officer, Anubhav Goel leads a team of Business Unit GMs that innovate & commercialize solutions to help CPG, Strategic Partner, and Retail clients grow. Each GM partners cross-functionally to deliver Business Unit P&L results for 2022 while also building the engine for future growth to deliver SPINS' 5-Year Strategic Plan.

Other business experience in the past three years:
Employer: SPINS
Title: President, Client Growth Solutions Dates of Service: March, 2018 -June, 2022
Responsibilities: Led SPINS' Brand Strategy, Consumer Insights, and Financial Clients divisions.

Name: Steven Berkenfeld
Steven Berkenfeld's current primary role is with EcoTopia Consulting. Steven Berkenfeld currently serves 0.5 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Board Member
Dates of Service: October, 2019 - Present
Responsibilities: Meets at least four times a year with fellow board members to review management key initiatives and advise on Preserve's strategic direction, in particular as it relates to financing and governance matters.
Salary & Equity Compensation: No annual salary; owns 55 shares and options for 102,307 shares.

Other business experience in the past three years:
Employer: EcoTopia Consulting Title: President, Founder/Principal
Dates of Service: January, 2020 - Present
Responsibilities: Advise early stage, mission driven companies on financing, strategy, and impact.

Other business experience in the past three years:
Employer: Brightcore Energy
Title: Chief Strategy Officer
Dates of Service: January, 2020 - Present
Responsibilities: Part time role, leading strategy for the company.

Other business experience in the past three years:
Employer: Svante
Title: Board Member
Dates of Service: December, 2019 - Present
Responsibilities: As a board member, review strategy and management initiatives.

Other business experience in the past three years:
Employer: Carbon Upcycling Technologies
Title: Board Chair
Dates of Service: April 2024 - Present
Responsibilities: Lead Board, review strategy and management initiatives.

Other business experience in the past three years:
Employer: Electrovaya
Title: Board Member
Dates of Service: October 2023 - Present
Responsibilities: As a board member, review strategy and management initiatives.

Other business experience in the past three years:
Employer: Avina Clean Hydrogen, Inc.

Title: Board Member
Dates of Service: November, 2022 - Present
Responsibilities: As a board member, review strategy and management initiatives.

Other business experience in the past three years:
Employer: CarbonWave
Title: Board Member
Dates of Service: May, 2022 - Present
Responsibilities: As a board member, review strategy and management initiatives.

Other business experience in the past three years:
Employer: Flux Marine, Ltd
Title: Board Member
Dates of Service: December, 2021 - Present
Responsibilities: As a board member, review strategy and management initiatives.

Other business experience in the past three years:
Employer: Water Tower Research LLC
Title: Board Member and Special Advisor on Climate Tech and Sustainable Investing
Dates of Service: August, 2020 - Present
Responsibilities: As a board member, review strategy and management initiatives.

Other business experience in the past three years:
Employer: The Clean Fight
Title: Board Member
Dates of Service: December, 2019 - Present
Responsibilities: As a board member, review strategy and management initiatives.

Other business experience in the past three years:
Employer: ZincFive, Inc
Title: Advisory Board Member
Dates of Service: February, 2020 - Present
Responsibilities: Serve as an advisor to the company

Name: John Lively
John Lively's current primary role is with the Issuer. Positions and offices currently held with the issuer: Position: COO
Dates of Service: August, 2019 - Present
Responsibilities: In his role as COO, John Lively provides operational oversight and direction to all aspects of the company but focuses his time on Preserve's supply chain and operations.
Salary & Equity Compensation: $120,000 annual salary. No annual equity compensation. Owns 27,270 shares; owns options for 35,000 shares and warrants for 350 shares

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Eric Hudson
Amount and nature of Beneficial ownership: 955,471
Percent of class: 25.884

RELATED PARTY TRANSACTIONS

Please see notes to financial statements for related party transactions.

OUR SECURITIES

The company has authorized Common Stock, and Convertible Note.

The amount of security authorized is 6,000,000 with a total of 3,372,953 outstanding.
The total amount outstanding includes 295,414 shares to be issued pursuant to stock options issued.
The total amount outstanding includes 28,800 shares to be issued pursuant to outstanding warrants.
The total amount outstanding does NOT include 325,386 shares to be issued pursuant to stock options, reserved but unissued.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,246,500.00
Maturity Date: July 1, 2025
Interest Rate: 4.5%
Discount Rate: 88.0%
Valuation Cap: None
Conversion Trigger: $3 million equity raise
Material Rights: There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. Any valuation at this stage is difficult to assess. The valuation for the Reg CF offering was established by the Company and hired 409a valuation firms. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies is difficult to assess and you may risk overpaying for your investment. The transferability of Securities for this company is limited Any Common Stock purchased through the crowdfunding campaign in which Preserve engaged is subject to SEC limitations of transfer. This means that the stock/note that you purchased cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the consumer products industry However, that may never happen or it may happen at a price that results in you losing money on your investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment. We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Projections: Forward Looking Information. Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Developing new products and technologies entails significant risks and uncertainties. As we bring new products to market, we may face delays or cost overruns. Failure of new products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to companies' businesses, plans or prospects, sometimes on short notice. Our new products could fail to achieve the sales projections we expected. Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition. We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We have existing patents that we might not be able to protect properly. One of the Company's most valuable assets is its intellectual property. The Company's own trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them since Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business. To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. We rely on third parties to provide services essential to the success of our business. We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. The Company is vulnerable to hackers and cyber-attacks. As an internet-dependent business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Preserve or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third- party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Preserve could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 9, 2025.

Recycline, Inc.

By   /s/ *Eric C. Hudson*

Name: Recycline, Inc.

Title: Founder & CEO

Exhibit A

FINANCIAL STATEMENTS

Recycline, Inc DBA Preserve

Financial Statements YE 12/31/23 and YE 12/31/24

INCOME STATEMENT

Actuals Through: *December*

	2024 Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	2024 Q1	Q2	Q3	Q4	2024 Annual
Revenue																	
Oral Care	305,793	230,295	265,296	267,829	298,194	223,779	268,499	278,352	213,633	310,691	200,465	229,013	801,384	789,802	760,485	740,169	3,091,839
Shaving	183,124	127,158	93,368	118,031	123,555	127,451	130,980	119,941	82,196	95,643	83,915	85,841	403,650	369,037	333,117	265,399	1,371,203
Tableware	28,866	23,527	24,963	28,126	42,646	28,860	37,503	19,289	11,080	9,622	1,167	(9,193)	77,356	99,633	67,872	1,597	246,457
Food Service	246,026	261,393	272,155	280,162	388,994	263,623	316,519	361,294	295,168	300,667	208,654	210,545	779,574	932,779	972,981	719,866	3,405,200
Kitchenware	2,987	3,776	3,480	4,977	2,873	5,986	4,993	4,685	6,306	4,410	4,502	7,894	10,242	13,836	15,984	16,806	56,867
Food Storage	11,599	20,571	12,092	10,036	22,423	12,824	19,137	11,464	8,707	17,243	5,282	13,257	44,262	45,283	39,308	35,782	164,635
Compostables	2,709	772	643	661	1,652	8,508	6,174	1,425	927	578	(189)	1,074	4,124	10,822	8,525	1,463	24,934
Other Revenue	9,683	7,963	9,356	8,060	10,829	8,940	813	9,887	6,273	9,107	5,162	2,019	27,001	27,828	16,973	16,289	88,091
Financial Discounts	(9,724)	(8,217)	(7,823)	(6,811)	(7,038)	(5,759)	(6,545)	(6,663)	(7,082)	(4,531)	(7,264)	(5,089)	(25,763)	(19,608)	(20,290)	(16,884)	(82,544)
Total Product Revenue	781,062	667,238	673,530	711,071	884,128	674,212	778,072	799,674	617,209	743,430	501,695	535,361	2,121,830	2,269,411	2,194,955	1,780,486	8,366,682
Material Sales	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Gimme 5 Services	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Revenue	781,062	667,238	673,530	711,071	884,128	674,212	778,072	799,674	617,209	743,430	501,695	535,361	2,121,830	2,269,411	2,194,955	1,780,486	8,366,682
Cost of Goods Sold																	
Oral Care	194,622	141,347	158,074	157,497	180,892	132,340	158,979	164,582	139,398	185,305	118,309	159,514	494,043	470,730	462,959	463,128	1,890,860
Shaving	91,498	64,553	49,932	55,680	63,320	65,338	65,876	59,375	42,313	48,590	43,771	44,651	205,983	184,338	167,564	137,012	694,896
Tableware	20,539	14,830	18,249	18,751	21,195	18,835	14,763	14,100	4,645	7,185	6,614	6,650	53,618	58,781	33,508	20,448	166,355
Food Service	168,750	194,993	221,635	247,751	285,819	182,453	223,820	235,888	211,772	240,065	166,199	178,123	585,377	716,024	671,481	584,386	2,557,268
Kitchenware	2,396	4,747	2,130	2,212	2,349	4,671	2,858	2,856	5,355	2,976	2,675	4,747	9,274	9,232	11,069	10,399	39,973
Food Storage	7,192	12,370	7,549	6,284	20,235	6,326	12,622	7,785	6,511	10,546	4,051	8,879	27,111	32,846	26,917	23,475	110,349
Compostables	1,724	(3,330)	630	570	2,213	4,713	3,671	991	781	280	380	1,134	(976)	7,495	5,443	1,794	13,756
COGS-Depreciation	49,620	49,213	48,650	48,650	48,650	45,836	39,603	36,603	36,603	36,603	36,603	23,928	147,482	143,136	112,810	97,135	500,563
Other COGS	2,879	(2,376)	(1,987)	(123)	(1,469)	(2,447)	(269)	625	659	(3,976)	722	(1,481)	(1,484)	(4,039)	1,014	(4,734)	(9,243)
Cost of Goods Sold	539,219	476,348	504,861	537,272	623,205	458,064	521,923	522,806	448,036	527,573	379,324	426,146	1,520,428	1,618,541	1,492,765	1,333,043	5,964,777
Gross Profit	241,844	190,890	168,669	173,800	260,923	216,147	256,149	276,868	169,173	215,858	122,370	109,216	601,402	650,870	702,190	447,444	2,401,906
Expense																	
Selling	114,260	117,077	127,915	119,433	113,706	102,479	95,622	88,321	99,515	78,075	130,090	76,276	359,252	335,618	283,458	284,441	1,262,770
Marketing	24,803	29,844	30,633	24,413	29,568	31,181	37,753	34,537	32,075	31,440	34,659	34,406	85,280	85,162	104,365	100,504	375,311
Gimme 5 Services	250	250	250	250	250	250	250	250	250	250	250	250	750	750	750	750	3,000
G & A	63,561	64,600	76,568	56,845	57,773	54,239	55,114	74,205	64,543	70,473	75,463	66,152	204,729	168,857	193,863	212,088	779,536
Product Management	18,820	43,706	20,819	30,529	18,812	15,641	19,183	40,952	16,502	8,072	15,047	15,373	83,345	64,982	76,637	38,492	263,455
Total Expense	221,693	255,478	256,186	231,470	220,108	203,790	207,922	238,265	212,886	188,309	255,509	192,457	733,356	655,369	659,073	636,275	2,684,073
Net Ordinary Income	20,151	(64,588)	(87,517)	(57,671)	40,814	12,357	48,226	38,604	(43,713)	27,549	(133,139)	(83,241)	(131,954)	(4,500)	43,117	(188,831)	(282,167)
Other Income	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other Expense	11,192	9,568	9,354	9,895	9,521	12,001	9,947	9,383	9,311	10,019	9,246	11,961	30,114	31,417	28,641	31,226	121,398
Net Income	8,958	(74,156)	(96,871)	(67,566)	31,293	356	38,280	29,220	(53,024)	17,530	(142,385)	(95,202)	(162,068)	(35,917)	14,476	(220,057)	(403,565)

BALANCE SHEET	2024											
Actual as of: December	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Assets												
Current Assets												
Cash	163,597	115,428	128,071	125,149	39,257	49,139	99,179	106,328	62,360	110,702	135,186	48,332
Accounts Receivable	828,443	752,738	710,905	690,062	834,259	777,164	755,259	841,884	599,251	643,736	490,476	451,677
Inventory	1,910,112	1,905,586	1,902,741	1,855,687	1,801,810	1,767,448	1,857,548	1,789,424	1,906,939	1,948,690	1,894,803	1,909,436
Prepaid Expenses	63,471	56,462	66,072	59,657	62,017	71,462	65,047	58,632	104,761	68,529	58,681	73,814
Other Current Assets	150,938	234,546	220,638	215,160	206,485	197,809	189,134	180,459	171,784	163,108	154,433	145,758
Subtotal Current Assets	3,116,561	3,064,760	3,028,428	2,945,715	2,943,828	2,863,023	2,966,167	2,976,728	2,845,094	2,934,766	2,733,579	2,629,018
Fixed Assets												
Property & Equipment	5,668,772	5,668,772	5,668,772	5,668,772	5,668,772	5,668,772	5,668,772	5,668,772	5,668,772	5,668,772	5,668,772	5,668,772
Less Accumulated Depreciation	(5,064,098)	(5,113,310)	(5,161,960)	(5,210,610)	(5,259,260)	(5,305,096)	(5,344,699)	(5,381,303)	(5,417,906)	(5,454,509)	(5,491,112)	(5,515,041)
Subtotal Fixed Assets	604,675	555,462	506,812	458,162	409,513	363,676	324,073	287,470	250,867	214,264	177,660	153,732
TOTAL ASSETS	3,721,236	3,620,222	3,535,240	3,403,877	3,353,341	3,226,699	3,290,240	3,264,198	3,095,961	3,149,030	2,911,239	2,782,749
Liabilities & Equity												
Current Liabilities												
Accounts Payable	1,169,670	1,144,581	1,205,668	1,046,460	994,581	973,411	1,019,174	962,845	923,842	1,012,303	913,708	931,204
Lines of Credit	-	-	-	-	-	-	-	7,471	-	-	-	-
Accrued Expenses	203,679	212,854	229,755	232,058	228,118	185,192	175,515	200,028	177,105	142,669	163,383	165,300
Other Current Liabilities	214,912	211,794	188,694	179,077	170,341	164,905	158,902	155,218	149,398	143,203	137,970	132,737
Short Term Debt	1,897,415	1,889,382	1,881,349	1,983,865	1,966,383	1,943,883	1,931,383	1,918,883	1,906,383	1,893,883	1,881,383	1,868,883
Subtotal Current Liabilities	3,485,677	3,458,610	3,505,466	3,441,461	3,359,423	3,267,392	3,292,446	3,236,975	3,156,729	3,192,059	3,096,445	3,098,124
Long Term Liabilities												
Long Term Debt	2,471,696	2,471,696	2,436,522	2,436,521	2,436,522	2,401,347	2,401,347	2,401,347	2,366,172	2,366,172	2,366,172	2,330,998
Other Liabilities	(5,856)	(5,648)	(5,440)	(5,232)	(5,024)	(4,816)	(4,608)	(4,400)	(4,192)	(3,984)	(3,776)	(3,568)
Subtotal Long Term Liabilities	2,465,840	2,466,048	2,431,082	2,431,289	2,431,498	2,396,531	2,396,739	2,396,947	2,361,980	2,362,188	2,362,396	2,327,430
Equity												
Paid In Capital	4,220,463	4,220,463	4,220,463	4,220,463	4,220,463	4,220,463	4,220,463	4,220,463	4,220,463	4,220,463	4,220,463	4,220,463
Retained Earnings	(6,459,702)	(6,459,702)	(6,459,702)	(6,459,702)	(6,459,702)	(6,459,702)	(6,459,702)	(6,459,702)	(6,459,702)	(6,459,702)	(6,459,702)	(6,459,702)
Net Income	8,958	(65,198)	(162,068)	(229,634)	(198,341)	(197,985)	(159,705)	(130,485)	(183,508)	(165,978)	(308,363)	(403,565)
Subtotal Equity	(2,230,281)	(2,304,437)	(2,401,308)	(2,468,873)	(2,437,580)	(2,437,224)	(2,398,945)	(2,369,724)	(2,422,748)	(2,405,217)	(2,547,602)	(2,642,805)
TOTAL LIABILITIES & EQUITY	3,721,236	3,620,222	3,535,240	3,403,877	3,353,341	3,226,699	3,290,240	3,264,198	3,095,961	3,149,030	2,911,239	2,782,749

Cash Flow Statement

Actual as of: December

	2024												2024				Year End
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Q1	Q2	Q3	Q4	
OPERATING ACTIVITIES																	
Net Income	$ 8,958	$ (74,156)	$ (96,871)	$ (67,566)	$ 31,293	$ 356	$ 38,280	$ 29,220	$ (53,024)	$ 17,530	$ (142,385)	$ (95,202)	$ (162,068)	$ (35,917)	$ 14,476	$ (220,057)	$ (403,565)
Adjustments to Reconcile Net Income																	
Accounts Receivable	$ 186,922	$ 75,705	$ 41,833	$ 20,843	$ (144,197)	$ 57,096	$ 21,905	$ (86,626)	$ 242,634	$ (44,486)	$ 153,261	$ 38,798	$ 304,461	$ (66,259)	$ 177,913	$ 147,573	$ 563,688
Inventory	$ (77,259)	$ 4,526	$ 2,844	$ 47,054	$ 53,877	$ 34,362	$ (90,100)	$ 68,123	$ (117,514)	$ (41,752)	$ 53,888	$ (14,633)	$ (69,889)	$ 135,293	$ (139,491)	$ (2,497)	$ (76,583)
Accounts Payable	$ (118,913)	$ (25,089)	$ 61,087	$ (159,208)	$ (51,879)	$ (21,169)	$ 45,763	$ (56,330)	$ (39,002)	$ 88,460	$ (98,594)	$ 17,495	$ (82,914)	$ (232,257)	$ (49,569)	$ 7,361	$ (357,379)
Accrued Expenses	$ 1,803	$ 9,174	$ 16,901	$ 2,303	$ (3,940)	$ (42,926)	$ (9,677)	$ 24,513	$ (22,923)	$ (34,436)	$ 20,714	$ 1,917	$ 27,879	$ (44,563)	$ (8,087)	$ (11,805)	$ (36,576)
Depreciation	$ 49,620	$ 49,213	$ 48,650	$ 48,650	$ 48,650	$ 45,836	$ 39,603	$ 36,603	$ 36,603	$ 36,603	$ 36,603	$ 23,928	$ 147,482	$ 143,136	$ 112,810	$ 97,135	$ 500,563
Other Operating Activities	$ 26,761	$ (79,718)	$ (18,802)	$ 2,277	$ (2,421)	$ (6,206)	$ 9,087	$ 11,406	$ (43,274)	$ 38,712	$ 13,291	$ (11,691)	$ (71,759)	$ (6,350)	$ (22,780)	$ 40,312	$ (60,578)
TOTAL OPERATING CASH FLOW	$ 77,892	$ (40,344)	$ 55,643	$ (105,647)	$ (68,618)	$ 67,349	$ 54,861	$ 26,911	$ 3,499	$ 60,633	$ 36,777	$ (39,387)	$ 93,192	$ (106,916)	$ 85,271	$ 58,022	$ 129,570
INVESTING ACTIVITIES																	
New Property & Equipement	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
TOTAL INVESTING ACTIVITIES	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
FINANCING ACTIVITIES																	
Short Term Debt	$ (8,033)	$ (8,033)	$ (8,033)	$ 102,517	$ (17,482)	$ (22,500)	$ (5,029)	$ (19,971)	$ (12,500)	$ (12,500)	$ (12,500)	$ (12,500)	$ (24,100)	$ 62,535	$ (37,500)	$ (37,500)	$ (36,565)
Long Term Debt	$ 208	$ 208	$ (34,967)	$ 208	$ 208	$ (34,967)	$ 208	$ 208	$ (34,967)	$ 208	$ 208	$ (34,967)	$ (34,551)	$ (34,551)	$ (34,551)	$ (34,551)	$ (138,203)
Paid in Capital	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
TOTAL FINANCING ACTIVITIES	$ (7,825)	$ (7,825)	$ (43,000)	$ 102,725	$ (17,274)	$ (57,467)	$ (4,821)	$ (19,763)	$ (47,467)	$ (12,292)	$ (12,292)	$ (47,467)	$ (58,651)	$ 27,984	$ (72,051)	$ (72,051)	$ (174,768)
Net Cash Increase for Period	$ 70,067	$ (48,169)	$ 12,643	$ (2,922)	$ (85,892)	$ 9,882	$ 50,040	$ 7,149	$ (43,968)	$ 48,341	$ 24,485	$ (86,854)	$ 34,541	$ (78,932)	$ 13,221	$ (14,028)	$ (45,198)
Cash at Beginning of Period	$ 93,530	$ 163,597	$ 115,428	$ 128,071	$ 125,149	$ 39,258	$ 49,140	$ 99,179	$ 106,328	$ 62,360	$ 110,702	$ 135,186	$ 93,530	$ 128,071	$ 49,140	$ 62,360	$ 93,530
CASH AT END OF PERIOD	$ 163,597	$ 115,428	$ 128,071	$ 125,149	$ 39,258	$ 49,140	$ 99,179	$ 106,328	$ 62,360.29	$ 110,702	$ 135,186	$ 48,332	$ 128,071	$ 49,140	$ 62,360	$ 48,332	$ 48,332

Statements of Changes in Stockholders' Equity/Deficit
YE 12.31.2024

	Paid In Capital	Retained Earnings (Deficit)	Total Equity (Deficit)
Balance, December 31, 2023	$ 4,220,463	$ (6,459,701)	$ (2,239,238)
Shares Issued for Cash	$ -		
Net Income (Loss)		$ (403,565)	
Balance, December 31, 2024	$ 4,220,463	$ (6,863,266)	$ (2,642,803)

INCOME STATEMENT

	2023 Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	2023 Q1	Q2	Q3	Q4	2023 Annual
Revenue																	
Oral Care	$ 212,866	$ 208,222	$ 304,792	$ 163,782	$ 209,856	$ 322,080	$ 264,497	$ 215,116	$ 300,742	$ 220,537	$ 207,951	$ 200,782	$ 725,880	$ 695,718	$ 780,355	$ 629,270	$ 2,831,223
Shaving	151,715	123,950	138,510	87,003	117,338	168,737	125,636	166,780	132,296	101,458	205,196	268,244	414,175	373,078	424,712	574,898	1,786,863
Tableware	23,175	13,263	36,258	20,256	41,735	40,003	31,163	51,479	29,058	30,052	27,678	11,267	72,695	101,994	111,700	68,996	355,386
Food Service	325,260	305,120	266,969	266,953	308,026	307,959	182,588	462,090	260,084	310,744	414,200	270,941	897,349	882,938	904,762	995,885	3,680,933
Kitchenware	5,059	5,253	6,643	3,772	5,174	6,037	5,211	4,577	4,945	5,681	4,122	4,186	16,955	14,983	14,734	13,989	60,661
Food Storage	16,557	17,287	30,176	14,278	17,170	11,763	15,312	18,019	24,062	18,463	17,411	10,411	64,021	43,211	57,393	46,285	210,909
Compostables	3,066	1,381	1,251	882	2,760	3,676	2,472	1,187	1,316	108	2,256	(4,501)	5,698	7,317	4,975	(2,137)	15,853
Other Revenue	9,347	8,049	10,940	6,485	12,281	13,671	7,415	18,104	9,200	5,769	11,521	(4,343)	28,336	32,438	34,719	12,947	108,440
Financial Discounts	(6,042)	(5,737)	(8,346)	(5,965)	(6,330)	(7,062)	(7,215)	(7,639)	(6,803)	(6,307)	(5,715)	(9,026)	(20,125)	(19,358)	(21,658)	(21,048)	(82,189)
Total Product Revenue	$ 741,002	676,787	787,193	557,445	708,011	866,865	627,079	929,713	754,899	686,504	884,620	747,961	$ 2,204,982	2,132,320	2,311,691	2,319,085	8,968,078
Material Sales	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Gimme 5 Services	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total Revenue	$ 741,002	676,787	787,193	557,445	708,011	866,865	627,079	929,713	754,899	686,504	884,620	747,961	$ 2,204,982	2,132,320	2,311,691	2,319,085	8,968,078
Cost of Goods Sold																	
Oral Care	$ 138,819	$ 120,082	$ 181,956	$ 103,709	$ 127,853	$ 190,548	$ 162,135	$ 132,270	$ 180,687	$ 130,176	$ 128,045	$ 117,556	$ 440,858	$ 422,110	$ 475,093	$ 375,778	$ 1,713,838
Shaving	89,306	64,131	72,154	47,573	66,589	91,776	69,472	90,508	71,779	54,113	96,059	136,190	225,591	205,938	231,759	286,362	949,650
Tableware	15,266	2,856	16,902	12,064	26,350	19,457	22,964	37,675	19,033	19,801	20,182	(2,736)	35,024	57,872	79,672	37,247	209,814
Food Service	245,582	224,608	202,229	199,526	246,105	231,752	135,293	336,193	200,645	237,925	307,747	197,509	672,419	677,383	672,132	743,181	2,765,114
Kitchenware	3,464	3,486	4,554	2,427	3,258	4,424	2,957	2,849	2,925	3,655	2,463	2,378	11,505	10,108	8,731	8,497	38,841
Food Storage	11,336	11,738	18,902	8,932	13,279	7,515	10,465	13,067	16,648	11,894	12,734	7,466	41,975	29,726	40,181	32,094	143,976
Compostables	2,052	1,328	925	670	1,973	2,301	1,601	912	973	558	1,406	(2,508)	4,305	4,943	3,486	(544)	12,191
COGS-Depreciation	52,802	52,802	52,802	52,496	52,496	50,072	50,072	49,836	49,741	49,742	49,620	49,620	158,406	155,064	149,649	148,981	612,100
Other COGS	1,044	960	2,038	(3,312)	1,851	467	(3,237)	(2,913)	(263)	2,965	(2,847)	382	4,041	(994)	(6,414)	500	(2,867)
Cost of Goods Sold	$ 559,672	$ 481,991	$ 552,461	$ 424,086	$ 539,753	$ 598,311	$ 451,723	$ 660,398	$ 542,169	$ 510,830	$ 615,408	$ 505,858	$ 1,594,124	$ 1,562,150	$ 1,654,289	$ 1,632,096	$ 6,442,659
Gross Profit	$ 181,331	$ 194,796	$ 234,731	$ 133,359	$ 168,258	$ 268,554	$ 175,357	$ 269,315	$ 212,730	$ 175,675	$ 269,212	$ 242,103	$ 610,858	$ 570,170	$ 657,402	$ 686,989	$ 2,525,419
Expense																	
Selling	$ 80,177	$ 83,538	$ 105,638	$ 106,921	$ 116,972	$ 112,349	$ 116,521	$ 129,491	$ 113,591	$ 95,909	$ 156,830	$ 157,536	$ 269,353	$ 336,242	$ 359,603	$ 410,275	$ 1,375,474
Marketing	29,057	26,772	32,976	27,336	30,003	26,763	28,885	30,270	30,530	25,669	22,845	22,466	88,805	84,102	89,685	70,980	333,573
Gimme 5 Services	2,673	1,842	2,365	1,750	1,750	2,780	425	1,150	900	250	250	250	6,881	6,280	2,475	750	16,386
G & A	59,052	55,337	81,398	51,066	73,313	58,964	59,695	53,744	71,062	56,760	63,656	57,406	195,787	183,342	184,500	177,822	741,451
Product Management	41,542	59,602	51,474	34,729	28,617	25,684	26,292	22,000	28,925	23,485	22,812	19,731	152,619	89,030	77,216	66,028	384,893
Total Expense	$ 212,502	227,092	273,852	221,802	250,655	226,540	231,817	236,655	245,008	202,073	266,393	257,388	$ 713,445	698,996	713,480	725,855	2,851,776
Net Ordinary Income	$ (31,171)	$ (32,296)	$ (39,120)	$ (88,443)	$ (82,397)	$ 42,014	$ (56,461)	$ 32,660	$ (32,277)	$ (26,398)	$ 2,819	$ (15,285)	$ (102,587)	$ (128,826)	$ (56,078)	$ (38,865)	$ (326,357)
Other Income	$ -	$ -	$ -	$ -	$ 250	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 250	$ -	$ -	250
Other Expense	11,444	10,882	11,945	15,040	11,323	10,873	15,291	15,743	11,306	15,910	(6,229)	9,449	34,271	37,236	42,339	19,130	132,976
Net Income	$ (42,614)	$ (43,177)	$ (51,066)	$ (103,483)	$ (93,470)	$ 31,140	$ (71,751)	$ 16,917	$ (43,583)	$ (42,308)	$ 9,048	$ (24,735)	$ (136,857)	$ (165,812)	$ (98,417)	$ (57,996)	$ (459,083)

BALANCE SHEET	2023											
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Assets												
Current Assets												
Cash	59,182	77,974	103,769	67,600	135,501	117,911	107,533	101,362	257,428	54,752	59,076	93,530
Accounts Receivable	772,503	824,476	729,862	626,885	625,342	784,068	708,680	930,561	837,474	873,064	1,058,696	1,015,366
Inventory	1,792,612	1,844,928	1,949,686	1,967,848	1,927,774	1,836,712	1,754,891	1,676,840	1,680,341	1,693,317	1,723,525	1,832,854
Prepaid Expenses	120,885	123,487	69,730	65,278	53,525	62,569	56,395	99,717	135,679	125,007	114,335	96,552
Other Current Assets	20,643	20,643	20,643	20,643	20,643	20,643	20,643	20,643	20,643	20,643	20,643	156,171
Subtotal Current Assets	2,765,826	2,891,508	2,873,690	2,748,254	2,762,785	2,821,903	2,648,142	2,829,123	2,931,564	2,766,782	2,976,275	3,194,473
Fixed Assets												
Property & Equipment	5,664,578	5,664,578	5,664,578	5,664,578	5,668,772	5,668,772	5,668,772	5,668,772	5,668,772	5,668,772	5,668,772	5,668,772
Less Accumulated Depreciation	(4,455,180)	(4,507,982)	(4,560,784)	(4,613,280)	(4,665,776)	(4,715,848)	(4,765,920)	(4,815,756)	(4,865,497)	(4,915,239)	(4,964,858)	(5,014,478)
Subtotal Fixed Assets	1,209,398	1,156,596	1,103,794	1,051,298	1,002,997	952,925	902,853	853,017	803,275	753,534	703,914	654,295
TOTAL ASSETS	3,975,224	4,048,104	3,977,484	3,799,552	3,765,781	3,774,828	3,550,994	3,682,139	3,734,840	3,520,316	3,680,189	3,848,767
Liabilities & Equity												
Current Liabilities												
Accounts Payable	1,147,932	1,216,401	1,275,449	1,183,723	1,091,835	1,093,099	860,235	981,604	926,136	1,016,495	1,176,302	1,288,583
Lines of Credit	-	-	-	-	5,190	6,832	-	-	-	-	-	-
Accrued Expenses	337,510	367,002	325,618	345,380	377,810	372,126	400,171	424,436	415,073	205,932	223,490	201,876
Other Current Liabilities	113,516	109,797	108,719	107,911	103,361	103,361	106,057	104,327	104,992	106,259	104,269	226,466
Short Term Debt	1,795,250	1,828,583	1,803,958	1,808,608	1,851,957	1,833,924	1,815,890	1,797,732	1,969,699	1,926,515	1,913,482	1,905,449
Subtotal Current Liabilities	3,394,208	3,521,783	3,513,745	3,450,812	3,431,795	3,402,510	3,182,354	3,308,099	3,415,899	3,255,201	3,417,543	3,622,373
Long Term Liabilities												
Long Term Debt	2,600,670	2,588,945	2,577,220	2,565,495	2,553,771	2,542,046	2,530,321	2,518,596	2,506,871	2,495,146	2,483,421	2,471,696
Other Liabilities	(8,352)	(8,144)	(7,936)	(7,728)	(7,520)	(7,312)	(7,104)	(6,896)	(6,688)	(6,480)	(6,272)	(6,064)
Subtotal Long Term Liabilities	2,592,318	2,580,801	2,569,284	2,557,767	2,546,251	2,534,734	2,523,217	2,511,700	2,500,183	2,488,666	2,477,149	2,465,632
Equity												
Paid In Capital	4,031,930	4,031,930	4,031,930	4,031,930	4,122,164	4,140,872	4,220,463	4,220,463	4,220,463	4,220,463	4,220,463	4,220,463
Retained Earnings	(6,000,618)	(6,000,618)	(6,000,618)	(6,000,618)	(6,000,618)	(6,000,618)	(6,000,618)	(6,000,618)	(6,000,618)	(6,000,618)	(6,000,618)	(6,000,618)
Net Income	(42,614)	(85,792)	(136,858)	(240,340)	(333,810)	(302,670)	(374,421)	(357,504)	(401,087)	(443,396)	(434,348)	(459,083)
Subtotal Equity	(2,011,302)	(2,054,480)	(2,105,545)	(2,209,028)	(2,212,265)	(2,162,417)	(2,154,576)	(2,137,659)	(2,181,242)	(2,223,551)	(2,214,503)	(2,239,238)
TOTAL LIABILITIES & EQUITY	3,975,224	4,048,104	3,977,484	3,799,552	3,765,781	3,774,828	3,550,994	3,682,139	3,734,840	3,520,316	3,680,189	3,848,767

Cash Flow Statement

	2023												2023				Year End
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Q1	Q2	Q3	Q4	
OPERATING ACTIVITIES																	
Net Income	$ (42,614)	$ (43,177)	$ (51,066)	$ (103,483)	$ (93,470)	$ 31,140	$ (71,751)	$ 16,917	$ (43,583)	$ (42,308)	$ 9,048	$ (24,735)	$ (136,858)	$ (165,812)	$ (98,417)	$ (57,996)	$ (459,083)
Adjustments to Reconcile Net Income																	
Accounts Receivable	$ (189,868)	$ (51,973)	$ 94,614	$ 102,977	$ 1,544	$ (158,727)	$ 75,389	$ (221,881)	$ 93,087	$ (35,590)	$ (185,632)	$ 43,330	$ (147,227)	$ (54,206)	$ (53,405)	$ (177,892)	$ (432,730)
Inventory	$ 34,963	$ (52,317)	$ (104,757)	$ (18,162)	$ 40,074	$ 91,062	$ 81,821	$ 78,051	$ (3,501)	$ (12,976)	$ (30,208)	$ (109,328)	$ (122,111)	$ 112,974	$ 156,371	$ (152,513)	$ (5,279)
Accounts Payable	$ 30,894	$ 68,469	$ 59,048	$ (91,726)	$ (91,888)	$ 1,265	$ (232,864)	$ 121,369	$ (55,468)	$ 90,359	$ 159,807	$ 112,280	$ 158,410	$ (182,350)	$ (166,964)	$ 362,447	$ 171,544
Accrued Expenses	$ 27,700	$ 29,492	$ (41,383)	$ 19,762	$ 32,429	$ (5,684)	$ 28,045	$ 24,264	$ (9,363)	$ (209,141)	$ 17,558	$ (21,614)	$ 15,808	$ 46,507	$ 42,947	$ (213,197)	$ (107,934)
Depreciation	$ 52,802	$ 52,802	$ 52,802	$ 52,496	$ 52,496	$ 50,072	$ 50,072	$ 49,836	$ 49,741	$ 49,742	$ 49,620	$ 49,620	$ 158,406	$ 155,064	$ 149,649	$ 148,981	$ 612,100
Other Operating Activities	$ 3,212	$ (6,320)	$ 52,679	$ 3,644	$ 7,203	$ (9,044)	$ 8,870	$ (45,052)	$ (35,297)	$ 11,939	$ 8,682	$ 4,451	$ 49,571	$ 1,803	$ (71,479)	$ 25,072	$ 4,967
TOTAL OPERATING CASH FLOW	$ (82,913)	$ (3,024)	$ 61,937	$ (34,493)	$ (51,612)	$ 84	$ (60,419)	$ 23,504	$ (4,384)	$ (147,976)	$ 28,875	$ 54,005	$ (24,000)	$ (86,020)	$ (41,298)	$ (65,097)	$ (216,416)
INVESTING ACTIVITIES																	
New Property & Equipement	$ (6,433)	$ -	$ -	$ -	$ (4,195)	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ (6,433)	$ (4,195)	$ -	$ -	$ (10,628)
TOTAL INVESTING ACTIVITIES	$ (6,433)	$ -	$ -	$ -	$ (4,195)	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ (6,433)	$ (4,195)	$ -	$ -	$ (10,628)
FINANCING ACTIVITIES																	
Short Term Debt	$ 83,333	$ 33,333	$ (24,625)	$ 9,840	$ 44,991	$ (24,866)	$ (18,033)	$ (18,158)	$ 171,967	$ (43,183)	$ (13,033)	$ (8,033)	$ 92,042	$ 29,965	$ 135,775	$ (64,250)	$ 193,532
Long Term Debt	$ (11,517)	$ (11,517)	$ (11,517)	$ (11,517)	$ (11,517)	$ (11,517)	$ (11,517)	$ (11,517)	$ (11,517)	$ (11,517)	$ (11,517)	$ (11,517)	$ (34,551)	$ (34,551)	$ (34,551)	$ (34,551)	$ (138,203)
Paid in Capital	$ -	$ -	$ -	$ -	$ 90,234	$ 18,708	$ 79,591	$ -	$ -	$ -	$ -	$ -	$ -	$ 108,941	$ 79,591	$ -	$ 188,533
TOTAL FINANCING ACTIVITIES	$ 71,816	$ 21,816	$ (36,142)	$ (1,677)	$ 123,708	$ (17,675)	$ 50,041	$ (29,675)	$ 160,450	$ (54,700)	$ (24,550)	$ (19,550)	$ 57,491	$ 104,356	$ 180,816	$ (98,801)	$ 243,862
Net Cash Increase for Period	$ (17,529)	$ 18,792	$ 25,795	$ (36,169)	$ 67,901	$ (17,591)	$ (10,378)	$ (6,171)	$ 156,066	$ (202,676)	$ 4,324	$ 34,454	$ 27,058	$ 14,141	$ 139,517	$ (163,898)	$ 16,819
Cash at Beginning of Period	$ 76,711	$ 59,182	$ 77,974	$ 103,769	$ 67,600	$ 135,501	$ 117,910	$ 107,533	$ 101,362	$ 257,428	$ 54,751	$ 59,076	$ 76,711	$ 103,769	$ 117,910	$ 257,428	$ 76,711
CASH AT END OF PERIOD	$ 59,182	$ 77,974	$ 103,769	$ 67,600	$ 135,501	$ 117,910	$ 107,533	$ 101,362	$ 257,428	$ 54,751	$ 59,076	$ 93,530	$ 103,769	$ 117,910	$ 257,428	$ 93,530	$ 93,530

Recycline, Inc DBA Preserve

Note to Financials YE 12/31/24

NOTE 1 – NATURE OF OPERATIONS

Recycline, Inc. DBA Preserve was formed in 1996 ("Inception") in the State of Massachusetts. The financial statements of Recycline, Inc. DBA Preserve (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Waltham, Massachusetts.

Recycline, Inc. DBA Preserve provides a range of recycled plastic and plant-based products for both in and out of the home and for multi or single use occasions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1

- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2

- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3

- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sales of tangible products to commercial customers who use the products in their own service offers or resell the goods when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Massachusetts state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods for the past 3 years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

In January 2011, the Company entered into a term loan with an individual for $350,000. The loan bears interest at 3%, payable quarterly, is uncollateralized, and matures in July 2027. The balance of the loan was $350,000 at December 31, 2024.

In September 2017, the Company entered into a term loan with a third-party for $1,000,000. The loan bears interest at 3.5%, is uncollateralized, and requires monthly payments of $11,725 through maturity in August 2026. The balance of the loan was $234,498 at December 31, 2024.

In April 2018, the Company entered into a term loan with an owner and officer of the Company for $200,000. The loan bears no interest, is uncollateralized, and is due in full at maturity in July 2027. The Company repaid $10,000 of the balance in 2024. The balance of the loan was $135,000 at December 31, 2024.

In August 2018, the Company entered into a term loan with an owner and officer of the Company for $250,000. The loan bears no interest, is uncollateralized, and is due in full at maturity in July 2027. The balance of the loan was $200,000 at December 31, 2024.

In October 2019, the Company entered into five subordinated convertible notes payable for a total of $1,246,500 with owners, officers, and investors of the Company. The notes bear interest at 4.5%, with payments of interest only due every two years. The principal of the notes is due at maturity in July 2025. The note contains a conversion feature for common stock upon the occurrence of a qualified financing event, as defined in the notes payable, or at the option of the note holder at maturity. The conversion price depends on the trigger of the conversion. The balance of the notes payable was $1,246,500 at December 31, 2024.

Each investor also received 12 percent warrant coverage on their subordinated convertible notes payable. The warrant entitles the holder to purchase the number of shares of common stock equal to 12% of the principal amount of convertible notes payable divided by $310. The warrant exercise price of Common Stock is $350 per share, and is exercisable up to five years from the initial closing. As part of this transaction, the Company issued 426 fully-vested warrants. The warrants expire if unexercised by June 2025. The Company has determined that the fair value of the warrants would not have a significant impact on the financial statements.

In May 2020, the Company entered into term loan agreement with the Small Business Administration for $150,000. In 2021, the loan was amended to provide total borrowings of $500,000. The loan bears interest at 3.75%, is collateralized by substantially all the assets of the Company, and requires monthly payments, beginning after the first anniversary of the loan, of $2,516 through maturity in April 2050. The balance of the loan was $500,000 at December 31, 2024.

In August 2020, the Company entered into a term loan with an investor for $1,050,000. The loan bears interest at 2.99%, is uncollateralized, and requires monthly interest-only payments until maturity in July 2027. In 2021, $800,000 of the loan was redeemed for common stock. The balance of the loan was $250,000 at December 31, 2024.

In August 2020, the Company entered into a term loan with an investor and affiliate of an officer of the Company for $1,025,000. The loan bears no interest, is uncollateralized, and is due in full at maturity in July 2027. The balance of the loan was $1,025,000 at December 31, 2024.

In April 2024, the Company entered into a short-term loan with a commercial provider for $110,400. The loan bears interest at 10.9% and is repayable in twelve equal monthly payments of $9,175. The balance of the loan was $37,217 at December 31, 2024.

In January 2023, the Company entered into a term loan with an owner and officer of the Company for $100,000. The loan bears at 7.5%, is uncollateralized, and is due in full at maturity in July 2027. The balance of the loan was $75,000 at December 31, 2024.

In September 2023, the Company entered into a term loan with an investor and affiliate of an officer of the Company for $200,000. The loan bears interest at 4.13%, is uncollateralized, and requires quarterly payments of $3333 plus interest. The balance of the loan was $146,667 at December 31, 2024.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 6,000,000 shares of our common stock with no par value. As of December 31, 2024 the company has currently issued 3,372,953 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Name of Entity: Eric Hudson

Relationship to Company: Owner, Officer

Nature / amount of interest in the transaction: Shareholder Loan

Material Terms: $135,000 (balance at December 31, 2024); 0% interest; 7/1/2027 (maturity).

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024 through April 7, 2025, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Eric Hudson, the Founder and CEO of Recycline, Inc. DBA Preserve, hereby certify that the financial statements of Recycline, Inc. DBA Preserve and notes thereto for the period ending December 31, 2024 included in this Form C-AR statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Recycline, Inc. DBA Preserve has not yet filed its federal tax return for 2024. For the year 2023 the amounts reported on our tax returns were total income of $3,137,769; taxable income of $(87,073) and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 7th of April 2025.

Eric C Hudson

Founder and CEO

April 7, 2025

CERTIFICATION

I, Eric C. Hudson, Principal Executive Officer of Recycline, Inc., hereby certify that the financial statements of Recycline, Inc. included in this Report are true and complete in all material respects.

Eric C. Hudson

Founder & CEO